RECEIVED
2008 NOV 13 A 11:34

10 November 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

08005839

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 10, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
NOV 14 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P10, 2008) - 10Nov08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Nov-2008 17:13:35
Announcement No.	00051

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 10, 2008
Description	Attached is the operating performance for the 4 weeks (Period 10) from 20 September 2008 to 17 October 2008.
Attachments	NOL_Operating_Performance_for_P10_2008.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

10 November 2008

NOL's container shipping operating performance for the 4 weeks (Period 10) from 20 September 2008 to 17 October 2008 are as follows:

	Period 10, 2008	Period 10, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	186,500	188,500	(1)		2,077,100	1,876,700	11
b) Average Revenue Per FEU (US$/FEU)	3,186	2,916	9		3,038	2,713	12

For the four weeks of P10, 2008, container shipping volumes declined 1% over the same period last year, reflecting lower demand on the Transpacific and the Asia-Europe trade lanes and partially offset by growth in volumes from the Intra-Asia trade lanes. Average revenue per FEU (Forty-foot Equivalent Unit) increased 9% over the same period last year largely due to increased bunker recoveries (Bunker Adjustment Factors).

P10 YTD, 2008 container shipping volumes increased 11% while average revenue per FEU showed a 12% improvement over P10 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 10, 2008)



APL Average Revenue per FEU (2005-2008)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
Period 10, 2008
Y-o-Y : +9%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
Period

END